UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Chicago Atlantic BDC, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

828174102

(CUSIP Number)

Chicago Atlantic Loan Portfolio, LLC

Attention: Legal Department

420 N. Wabash Avenue, Suite 500

Chicago, IL 60611

(312) 809-7002

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 828174102

1	NAME OF REPORTING PERSONS Chicago atlantic Loan Portfolio, llc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,849,187
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,849,187
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,849,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.45%
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 par value per share of Chicago Atlantic BDC, Inc. (formerly, Silver Spike Investment Corp.) (the “Issuer”). The address of the principal executive offices of the Issuer is 600 Madison Avenue, Suite 1800, New York, NY 10022.

Item 2.	Identity and Background

Items 2(a)-(c)

This Schedule 13D is being filed by Chicago Atlantic Loan Portfolio, LLC, a Delaware limited liability company (the “Reporting Person”). The business address of the Reporting Person is 420 North Wabash Avenue, Suite 500, Chicago, IL 60611.

The Reporting Person was created for the purpose of holding senior loans consistent with the Issuer’s investment objectives and strategies, to be purchased by the Issuer in exchange for shares of the Issuer’s common stock. The principal business of the Reporting Person is currently to hold shares of the Issuer’s common stock. The Reporting Person is controlled by its managing member.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 1, 2024, the Issuer purchased all of the portfolio investments (the “Loan Portfolio”) held by the Reporting Person in exchange for newly issued shares of the Issuer’s common stock, $0.01 par value per share (the “Loan Portfolio Acquisition”) pursuant to a Purchase Agreement, dated as of February 18, 2024, between the Issuer and the Reporting Person (the “Loan Portfolio Acquisition Agreement”). The Loan Portfolio was contributed to the Reporting Person by other investment vehicles. In accordance with the Loan Portfolio Acquisition Agreement, the Reporting Person was issued shares of the Issuer equal to the quotient of the fair value of the Loan Portfolio divided by the net asset value per share of the Issuer’s common stock, each determined by the Issuer as of September 28, 2024 pursuant to the requirements of, and solely for the purposes of, the Loan Portfolio Acquisition Agreement. On October 1, 2024, 16,605,372 shares of the Issuer’s common stock were issued in exchange for the Loan Portfolio, which was determined by the Issuer to have a fair value of $219,621,125 as of September 28, 2024. On October 1, 2024, the Reporting Person directed the Issuer to deliver 756,185 of such shares of the Issuer’s common stock to accounts maintained by the Issuer’s transfer agent for the benefit of certain members of the Reporting Person. As of October 1, 2024, the Reporting Person was the beneficial owner of 15,849,187 shares of the Issuer’s common stock.

The foregoing description of the Loan Portfolio Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the Loan Portfolio Acquisition Agreement, a copy of which is attached as Exhibit A hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above and Item 6 below is incorporated herein by reference.

The purpose of the Loan Portfolio Acquisition was for the Reporting Person to exchange the Loan Portfolio for listed shares of the Issuer’s common stock.

Except as described below, the Reporting Person has no present plans, proposals or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. On or about October 10, 2024, the Reporting Person intends to distribute 1,510,593 of its shares of the Issuer’s common stock to certain members of the Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b) The number of shares as to which the Reporting Person has sole power to vote or dispose of is stated in Items 7 and 9 on the cover page hereto.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in common stock of the Issuer during the past 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer covered by this Schedule 13D.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 3 and 4 hereof is incorporated by reference in this Item 6.

On February 18, 2024, the Issuer and the Reporting Person entered into the Loan Portfolio Acquisition Agreement. Pursuant to the Loan Portfolio Acquisition Agreement, the Issuer issued to the Reporting Person newly issued shares of the Issuer’s common stock in consideration for the sale and transfer by the Reporting Person of the Loan Portfolio. The stockholders of the Issuer approved the Loan Portfolio Acquisition at a special meeting of stockholders held on September 23, 2024. On October 1, 2024, 16,605,372 shares of the Issuer’s common stock were issued in exchange for the Loan Portfolio, which was determined by the Issuer to have a fair value of $219,621,125 as of September 28, 2024. On October 1, 2024, the Reporting Person directed the Issuer to deliver 756,185 of such shares of the Issuer’s common stock to accounts maintained by the Issuer’s transfer agent for the benefit of certain members of the Reporting Person. As of October 1, 2024, the Reporting Person was the beneficial owner of 15,849,187 shares of the Issuer’s common stock.

The foregoing description of the Loan Portfolio Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the Loan Portfolio Acquisition Agreement, a copy of which is attached as Exhibit A hereto and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

1.	Purchase Agreement by and between the Silver Spike Investment Corp.and Chicago Atlantic Loan Portfolio, LLC dated as of February 18, 2024 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 814-01383) filed on February 23, 2024)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024

Chicago Atlantic Loan Portfolio, LLC

By:	/s/ John Mazarakis
	Name:	John Mazarakis
	Title:	Authorized Person

5